UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D/A
		 Under the Securities Exchange Act of 1934
			      (Amendment No. 1)*


			    ChinaEDU Corporation
			     (Name of Issuer)

	    Ordinary Shares in the form of American Depositary Shares
			(Title of Class of Securities)

				16945L107
			      (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
			       (206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			     January 8, 2013
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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Cusip No.  16945L107		Schedule 13-D			Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				9,667,176 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,667,176 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,667,176  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.15%  (2)

14.	Type of Reporting Person
		PN



(1) 	As of January 14, 2013, the Reporting Person beneficially owns
3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

(2) 	Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.


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Cusip No.  16945L107		Schedule 13-D			Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				9,667,176 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,667,176 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,667,176  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.15%  (2)

14.	Type of Reporting Person
               IA



(1) 	As of January 14, 2013, the Reporting Person beneficially owns
3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

(2) 	Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.


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Cusip No.  16945L107		Schedule 13-D			Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,667,176 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,667,176 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,667,176  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.15%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of January 14, 2013, the Reporting Person beneficially owns
3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

(2) 	Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.


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Cusip No.  16945L107		Schedule 13-D			Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,667,176 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,667,176 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,667,176  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.15%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of January 14, 2013, the Reporting Person beneficially owns
3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

(2) 	Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.


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Cusip No.  16945L107		Schedule 13-D			Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,667,176 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,667,176 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,667,176  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.15%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of January 14, 2013, the Reporting Person beneficially owns
3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

(2) 	Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.


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Cusip No.  16945L107		Schedule 13-D			Page 7 of 11


1.	Names of Reporting Persons
	Brandon D. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,667,176 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,667,176 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,667,176  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	18.15%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of January 14, 2013, the Reporting Person beneficially owns
3,222,392 American Depositary Shares, representing 9,667,176 underlying Ordinary Shares.

(2) 	Based on 53,269,267 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 535,713 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties on January 10, 2013.


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Cusip No.  16945L107		Schedule 13-D			Page 8 of 11

				EXPLANATORY NOTE

	This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on Dec. 18, 2012 and also amends and supplements all of the below described filings with respect to the Reporting Persons, whom previously filed a Schedule 13G on February 17, 2009, as subsequently amended on February 16, 2010; February 15, 2011; and June 10, 2011. The Reporting Persons later filed a Schedule 13D (the "Group 13D") jointly with the Aegir Parties and the Lake Union Parties (as such terms are defined in the Group 13D) on August 17, 2011, as subsequently amended on October 14, 2011; December 12, 2011; December 15, 2011; January 12, 2012; May 7, 2012; July 9,
2012 and August 17, 2012 (the "Group Amendments").

	The Reporting Persons, the Aegir Parties and the Lake Union Parties may be deemed to be members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of an agreement among the three parties and Stifel, Nicolaus & Co. ("Stifel"), as further described in Item 4 below. The Reporting Persons disclaim any and all voting and/or dispositive power with respect to any Ordinary Shares held by any of the Aegir Parties and the Lake Union Parties.


Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is hereby amended and supplemented:

The Ordinary Shares in the form of ADS purchased by the Reporting Persons since the Schedule 13D filing of December 18, 2012 were acquired for an approximate aggregate amount of $103,277 and were acquired with the investment capital of the Reporting Persons.


Item 4. Purpose of Transaction.

	Item 4 first paragraph is hereby amended and restated to the following:

The Reporting Persons acquired their interests in the Company between August 7, 2008 and January 14, 2013, and presently hold approximately 18.15% of the Company's Ordinary Shares in the form of ADS. The purchases of the ADS were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.

	Item 4 is hereby amended to add the following at the end thereof:

On January 10, 2013 (the "Execution Date"), Columbia Pacific Opportunity Fund, L.P. (the "Seller") entered into a Stock Purchase Agreement (the "Purchase Agreement") with ChinaEDU Corporation (the "Company") dated January 8, 2013.

Pursuant to the Purchase Agreement, the Company (i) purchased from the Seller on the Execution Date, 97,242 ADS (291,726 Ordinary Shares) of the Company for proceeds of US$544,555.20, and (ii) agreed to purchase from the Seller 2,652,758 ADS (7,958,274 Ordinary Shares) on or prior to February 28, 2013 (the "Second Closing") at a price of $5.60 per ADS.

Consummation of the Second Closing is subject to certain closing conditions, including the Company's obtaining the funds necessary to consummate the purchase of the ADS at the Second Closing, as well as other customary closing conditions. The Purchase Agreement contains customary representations, warranties and covenants.

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Cusip No.  16945L107		Schedule 13-D			Page 9 of 11

The Purchase Agreement provides for certain termination rights of the parties, including, but not limited to (i) a right by any party, subject to certain exceptions, to terminate such Purchase Agreement if the Second Closing does not occur on or before February 28, 2013, and (ii) a right of the Seller, as applicable, to terminate such Purchase Agreement if an offer is made prior to the Second Closing to purchase a majority of the outstanding shares of the Company (whether by way of acquisition of Ordinary Shares, ADS, or otherwise) at a price per ADS of $6.00 or greater.

A copy of the Purchase Agreement is filed as Exhibit 99.1 to this Amendment No. 1 and is incorporated by reference herein. The above description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the complete text of the Purchase Agreement.



Item 5.	Interest in Securities of the Issuer

	Item 5 (c) is hereby amended and restated to read as follows:

(c)	The trading dates, number of Ordinary Shares in the form of ADS purchased and price per share for all transactions in the Ordinary Shares in the form of ADS since the last filing by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule A.



Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	Item 6 of the Schedule 13D is hereby amended by inserting the following new paragraph between the first and second paragraphs in the December 18, 2012 filing.

Information concerning the Purchase Agreement is set forth in Item 4 hereto and the Purchase Agreement is filed as Exhibit 99.1 hereto and incorporated herein by reference.



Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1	Stock Purchase Agreement with the Company, dated January 8, 2013.

99.3	Letter Agreement, dated August 16, 2012 by and between Stifel, Nicolaus
	& Company, Incorporated, Columbia Pacific Opportunity Fund, L.P., Lake Union Capital Fund, LP New Vernon Aegir Master Fund, Ltd., Trent Stedman and Thomas Patrick. **

**	Incorporated by reference from Amendment No. 7 to the Group 13D,
	filed on August 17, 2012






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Cusip No.  16945L107		Schedule 13-D			Page 10 of 11



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 14, 2013	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  January 14, 2013	COLUMBIA PACIFIC ADVISORS, LLC
				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  January 14, 2013	/s/ Alexander B. Washburn
				Alexander B. Washburn



Dated:  January 14, 2013	/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  January 14, 2013	/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  January 14, 2013	/s/ Brandon D. Baty
				Brandon D. Baty












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Cusip No.  16945L107		Schedule 13-D			Page 11 of 11


				SCHEDULE A

		TRANSACTIONS BY THE FUND SINCE THE LAST FILING

						Underlying	Approximate
				Number		Ordinary	Price Per
				of ADS (1)	Shares of	ADS (excluding
Date		Transaction 	Purchased	such ADS	commissions)
12/19/2012	BUY		   600		  1,800		5.92
12/20/2012	BUY		 1,815		  5,445		5.84
12/21/2012	BUY		   400		  1,200		5.90
12/24/2012	BUY		 2,600		  7,800		5.83
12/26/2012	BUY		 1,000		  3,000		5.93
12/27/2012	BUY		   100		    300		5.97
12/28/2012	BUY		 2,270		  6,810		5.77
12/31/2012	BUY		 1,785		  5,355		5.79
01/02/2013	BUY		 1,500		  4,500		5.85
01/04/2013	BUY		 3,000		  9,000		5.88
01/07/2013	BUY		   200		    600		5.93
01/08/2013	BUY		   200		    600		5.80
01/09/2013	BUY		 1,200		  3,600		5.81
01/10/2013	SELL		97,242		291,726		5.60
01/10/2013	BUY		 1,000		  3,000		5.60


(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share